March 29, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Additional Information
Amendment No. 3 Filed March 19, 2024
File No. 024-12395

Dear Ms. Paulemon and Ms. Howell:

AC Partners, Inc. (AC Partners) is submitting this correspondence in order to provide additional information. Attached is a copy of the State of Georgia Blue Sky Law Securities filing and the Attorney Opinion Letter concerning the Offering. Georgia’s Blue Sky Certification will become effective on April 16, 2024, the same day as the requested effective date of the Form 1-A submitted to the Securities and Exchange Commission. Should The State of Georgia delay, request additional information or suspend its certification AC Partners will submit am amendment to its Request for Qualification.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer

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D on al d R . K ee r , P . E . , E s q March 29, 2024 C/O Board of Directors AC Partners, Inc. 4053 SW Rivers End Wasy Palm City, FL 34990 RE: Validity of Share Issuance Via Form 1 - A Offering Statement by AC Partners, Inc., a Florida Corporation (the “Company”) Dear Board of Directors members: I have acted as counsel to the Company, a corporation incorporated under the laws of the State of Florida, in connection with the filing of the Offering Statement under Regulation A of the Securities Act of 1933, as amended, of up to two hundred million shares (200,000,000) of Common Stock Shares (the “Shares”), par value $0.0010 per Share of the Company. For the purpose of rendering my opinion herein, I have reviewed: (i) the revised statutes of the State of Florida to the extent I deem relevant to the matters opined upon herein; (ii) copies of the Company’s Articles of Incorporation and amendments thereto; (iii) the Company’s Bylaws, as currently in effect as of the date hereof; (iv) selected proceedings of the Company’s board of directors and certificates of the Company’s officers; and (v) such other documents as I have deemed necessary and relevant to the matter opined upon herein. I have assumed the genuineness of all signatures, the conformity to authentic original documents of the copies of all such documents submitted to me as certified, conformed, and photocopied, including the quoted, extracted, excerpted, and reprocessed text of such documents. I have not been engaged to examine, nor have I examined, the Regulation A Offering Circular for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Regulation A, and I express no opinion with respect thereto. My opinion is limited to matters of the Florida Corporation Statutes, and I do not express an opinion on the federal law of the United States of America or of the laws of any state(s) or jurisdiction(s) therein other than the State of Florida, as specified herein. On the basis of and in reliance upon the foregoing examination and assumptions, I am of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore and in accordance with the Offering Statement 3663 Greenwood Circle, Chalfont, Pennsylvania 18914 215 - 962 - 9378

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Page 2 Donald R. Keer, ESQ and the provisions of the Subscription Agreements, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non - assessable. I consent to the use of my opinion as an exhibit to the Regulation A Offering Circular and to the reference thereto under the heading “Interests of Named Experts and Counsel” in the Offering Circular contained in the Regulation A Offering Circular. In giving the foregoing consents, I do not thereby admit that my firm comes within the category of persons or entities whose consent is required under Section 7 of the Securities Act of 1933 , as amended, or the rules and regulations of the SEC promulgated thereunder . Very truly yours, Donald R. Keer, Esq. By: Counsel to AC Partners, Inc.

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Submitted On: Mar 16, 2024, 02:16PM EDT Securities Offering Upload Form GA Secretary of State Securities Division Issuer Name AC Partners, Inc. Security Offering Type Regulation A+ Tier 1 Offering GA Application Number or Permit ID (if applicable) SEC Registration Number (if applicable) 024 - 12395 Contact Person Donald R. Keer Contact Email don@ keeresq.com Documents Included Cover Letter (*Required for initial filings) Articles of Incorporation and Bylaws Forms Included Uniform Application to Register Securities (Form U - 1) Regulation A Offering Statement (Form 1 - A) Consent to Service of Process (Form U - 2) File Uploads Georgia Cover Letter 031624.pdf acpsigneddocs.pdf ACPS Multistate - Form - U - 1.pdf AC Partners 1A - A3.docx BYLAWS VOF Adopted Feb 25 2019 1 - Copy.docx IGLU Articles of Incorp 062617.pdf

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